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                          May 3, 2021

       Sanjiv K. Patel, M.D.
       Chief Executive Officer
       Relay Therapeutics, Inc.
       399 Binney Street, 2nd Floor
       Cambridge, MA 02139

                                                        Re: Relay Therapeutics,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 28,
2021
                                                            File No. 333-255583

       Dear Dr. Patel:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Christine Westbrook at 202-551-5019 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Gabriela
Morales-Rivera, Esq.